Management’s Discussion and Analysis for Quarter Ended March 31, 2012

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared by management to enable a reader to assess material changes in financial condition and results of operations for the quarter ended March 31, 2012. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”), and the unaudited condensed consolidated interim financial statements of the Company for the quarter ended March 31, 2012 (prepared in accordance IAS 34 Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the first quarter of 2012 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in United States dollars unless otherwise indicated. Information for this MD&A is as at May 10, 2012.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and development of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Escobal project, a pre-development silver project located in southeastern Guatemala, demonstrating high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is continuing ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work to support permitting and development of the Escobal project.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospective mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal project.

III.	HIGHLIGHTS OF 2012

Business and Political

  The extra-legal moratorium on the issuance of new mining permits effectively expired with the departure of the Colóm administration in early January. The new President, Otto Perez Molina, does not recognize the need for a moratorium.

  During the first quarter of 2012, the government of Guatemala and the Chamber of Industry signed an agreement to voluntarily increase royalties on mining. Congress also enacted new legislation as to taxation on business and repatriation of dividends outside of Guatemala. The increased royalty rates and higher tax rates are reflected in the Company’s May 2012 Escobal Preliminary Economic Assessment (“PEA”).

  As at March 31, 2012, Tahoe had outstanding a total of 143,515,520 common shares, 2,712,037 options to purchase common shares, 1,592,000 deferred share awards and 561,440 underwriters' warrants to purchase common shares. As at March 31, 2012, Tahoe had a total of 148,380,997 common shares issued and outstanding on a fully diluted basis.

May 10, 2012	1

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Operational

  Tunneling progressed in the east and west declines and the Company finished the quarter with 1,475 metres of total development. Earthwork, concrete placement and development of the mill and facilities at Escobal continued to advance.

  Exploration drilling to the east and west ends of the Escobal vein and deep in the Central zone continued through the quarter. A new Escobal mineral resource has been calculated, forming the basis for a new PEA which reviews two options to expand mine and mill production above 3,500 tonnes per day.

  Acquisition of all operating permits is now complete with the exception of the Oasis exploitation permit which the Company expects to receive in the first half of 2012.

IV.	EXPLORATION AND OPERATIONS

	A.	Exploration

All of the known Mineral Resources for the Escobal project are located on the Oasis license, one of three exploration licenses which comprise the Escobal project. Exploration during the quarter was carried out through diamond drilling, employing contract and Company-owned drills to identify lateral and down-dip extensions of the previously defined resource, to locate new mineralized zones through step-out drilling and to upgrade portions of inferred resource through in-fill drilling. Five drills operated at Escobal through the quarter. One additional deep-capacity drill is expected to be added to the project by May 2012.

The Escobal project Mineral Resource occurs in a mineralized zone within the Oasis license that is referred to as the “Escobal vein”. Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out continually since 2007. As at March 31, 2012, a total of 344 exploration holes have been drilled on the Escobal vein for an aggregate of 126,966 metres. In addition, 21 drill holes totaling 4,943 metres have been completed for the purpose of collecting metallurgical test samples.

Drilling continues to further test potential at Escobal while regional work attempts to develop new target areas. During the quarter, a total of twenty exploration holes for 11,909 metres were drilled at Escobal on the upper and lower margins of the West Margarito zone, lateral extension in the East Extension area, deep tests in the Central zone and on the Areneras vein system south of the East Escobal zone.

On a regional basis, drilling continued at the Varejones project 20 kilometres east of Escobal with one drill in January and February. A second drill was added in mid-March. Drilling during the quarter totaled 12 holes for 3,663 metres on three target areas along the three kilometre long Varejones vein trend. To date, drilling has identified mineralized zones that do not appear strong enough for economic consideration. Drilling is expected to continue through the second quarter of 2012.

	B.	Operations

At the Escobal project in the first quarter of 2012, Tahoe primarily focused on (1) permitting and government activities; (2) advancing underground headings and development of facilities; and (3) updating the resource model and completing a new PEA.

May 10, 2012	2

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

1.	Permitting and Government Activities

	a.	Exploitation Permit

From 2008-2011 President Colom imposed a de facto, extra-legal moratorium on the issuance of new mineral resource permits. As a result of the moratorium, the Ministry of Energy and Mines (or “MEM”), a Ministry under the Executive Branch, issued very few new licenses during Colom’s tenure. In November 2011 Otto Perez Molina was elected as the new Guatemalan President. President Perez Molina, who was inaugurated on January 14, 2012, has committed to upholding the mining law as written and does not support the prior administration’s moratorium on new mining licenses.

During the second quarter of 2011, the Company submitted the full Escobal project EIS to the Ministry of Environment (“MARN”). An approved EIS is required to support the Company’s application for an exploitation permit for the Escobal project. Following MARN’s review and a public comment period, MARN notified the Company that it had approved the full project EIS on October 21, 2011. The Company then submitted the approved EIS to MEM. MEM completed a legal review of the application and all administrative steps for approval have been completed. The Company now awaits MEM’s final permit approval which is expected in the first half of 2012.

The Escobal project is currently in the exploration and development phase which activities are permitted by both MEM and MARN. However, there can be no assurance as to when or if the necessary exploitation permit will be granted. As the Escobal project is the Company’s primary project, failure to timely obtain the exploitation permit could have a material adverse effect on the Company’s business.

	b.	Concession Filings

The three exploration concessions (Oasis, Lucero, Andres) that were transferred from Goldcorp to Tahoe at the IPO remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. All other concessions are pending approval by MEM before an application can be made for drilling. After general inactivity within MEM in 2011, because of the moratorium, preparations for concession granting has proceeded in early 2012.

In March 2012, the Company was notified by MEM that it would approve both the Lucero and Andres concession extensions retroactive for years 2010-2011 at an increased fee rate. Based on discussions with MEM in the first quarter, the Company expects that the Soledad reconnaissance concession may be approved in the second quarter of 2012. The San Juan Bosco exploration concession was approved in May 2012.

	c.	Royalty Agreement and New Tax Legislation

On January 26, 2012, the new administration and the Mining Industry Association agreed to general terms of a royalty agreement (“General Royalty Agreement”) that will result in the industry voluntarily paying higher royalties to the national and local governments. Following execution of the General Royalty Agreement, the Company and the federal government expect to sign an individual royalty agreement (“Escobal Royalty Agreement”) in the near future. The Escobal Royalty Agreement is expected to commit the Company to pay a NSR royalty on the concentrates sold from the Escobal project’s mine production, based on 4% of the NSR derived from precious metals and 3% of the NSR derived from base metals. The Escobal Royalty Agreement is also expected to stipulate that 50% of the royalty shall be paid to the local communities and 50% to the federal government. The Company also expects the royalty to revert to the current 1% NSR if silver prices fall below $16.00 per ounce. Any new royalty law enacted by Congress will supersede and replace the General Royalty Agreement and the anticipated Escobal Royalty Agreement.

May 10, 2012	3

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

In January 2012, the Guatemalan legislature passed new tax legislation which will take effect in January 2013. Presently income tax is imposed in Guatemala under one of two regimes, the general regime or the optional regime. The general regime consists of a 5% flat tax on gross revenues. Alternatively, tax payers can choose the optional regime consisting of a 31% tax based on net income. Starting in 2013, the optional regime will impose a rate of 7% gross revenue income tax (total revenue less exemptions) and the general regime will impose a rate of 25% net revenue income tax (total income less costs and expenses). A new 5% dividend tax will go into effect and the 3% stamp tax payable on dividends will be eliminated.

2.	Underground Development and Construction

The operations group continued to be focused on development activities in the first quarter including underground tunneling work and development of surface facilities. First quarter total development advance was 730 metres—220 metres in the East Central decline and 510 metres in the West Central decline. Total project advance as at March 31, 2012 was 1,475 metres. The Company is on schedule in advancing the project for mill start up in the second half of 2013 ramping up to full production in the first half of 2014.

Surface development priorities include completion of site earthworks, water diversion channel, and concrete foundations. In the first quarter, development progressed on the site access road and civil work on foundations for the process plant facilities as well as the support facilities such as offices and shops. Work on foundations in the crushing and grinding, flotation, and concentrate and tailings filtration areas progressed on schedule and were well advanced during the quarter. Electrical installations on-site also progressed on schedule.

As at March 31, 2012, project procurement and major equipment delivery-date forecasts remained on schedule. Contracts were executed for electrical material supply, laboratory building erection, electrical substation, and QA/QC services for structural steel, soil and concrete.

M3 Engineering has been contracted to perform EPCM activities for the Escobal project. M3’s design, procurement, and management of project development continued during the first quarter. Detailed design for the mill and tailing facilities is 50% complete.

3.	2012 Resource Model and Preliminary Economic Assessment

Given positive exploration results in 2011, the Company calculated a new mineral resource and evaluated the economic parameters of higher throughput rates in an updated NI-43-101 PEA that it publicly released on May 7, 2012. The updated PEA reviews development of the Escobal project at a mill throughput rate of 3,500 tonnes per day (tpd), analyzes development for a future expansion to 4,500 tpd and investigates a further expansion to 5,500 tpd, if additional resources are identified over the next several years.

May 10, 2012	4

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Mineral Resource Model

The NI 43-101 compliant mineral resource estimate reported in the new PEA dated May 7, 2012 was prepared by Mine Development Associates (“MDA”) under the guidance of Mr. Paul Tietz, C.P.G., a Qualified Person. The mineral resource estimate incorporated data from nearly 23,000 samples obtained from 350 diamond drill holes totaling 121,639 metres. The mineral resource estimate for the Escobal deposit contains 367.5 million ounces of silver classified as Indicated mineral resources, representing a 50% increase in Indicated silver ounces as compared to the prior Escobal resource reported November 29, 2010. The Escobal mineral resource includes an additional 36.7 million ounces of silver classified as Inferred mineral resources. Significant amounts of gold, lead, and zinc are also included in each mineral category. A summary of the Indicated and Inferred mineral resources for the Escobal deposit, using a cut-off grade of 150 grams per tonne silver-equivalent, is provided in the following table (metal grades refer to average grades):

	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Indicated Resource	27.1	422	0.43	0.71	1.28	367.5	373	192	347

Inferred Resource	4.6	254	0.59	0.34	0.66	36.7	85	15	30
January 23, 2012 is the effective date for the mineral resource estimate.

MDA modeled and estimated the Escobal mineral resources by defining geologic shapes, evaluating drill data statistically, interpreting mineral domains on cross sections and level plans, applying geostatistical and spatial analyses to establish estimation procedures, and estimating silver, gold, lead, and zinc into a three-dimensional block model using inverse distance cubed.

Silver-equivalent indicated mineral resources total 429.7 million ounces at an average grade of 493 g/t and silver-equivalent Inferred mineral resources total 44.7 million ounces at an average grade of 309 g/t. Silver-equivalent resource grades were calculated based on metal prices of $25/oz silver, $1,300/oz gold, $0.95/lb lead, and $0.90/lb zinc.

4.	Preliminary Economic Assessment

The November 29, 2010 PEA estimated that the initial capital cost required to achieve a 3,500 metric ton per day production rate would be $326.6 million and that sustaining capital costs over the remaining mine-life would be $102.2 million.

The new Escobal PEA, filed on SEDAR on May 7, 2012, analyzes opportunities to expand throughput and production due to an increase in mineral resources. The new PEA analyzes the project economics from January 1, 2012 forward. Economic analysis for the two cases demonstrates an after-tax Net Present Value using a 5% discount rate amounting to $2.94 billion, and an after-tax IRR of 68.3% for the 4,500 metric ton per day expanded production case. An after-tax Net Present Value using a 5% discount rate amounting to $2.99 billion, and an after-tax IRR of 68.5% is shown for the 5,500 metric ton per day expanded production case.

May 10, 2012	5

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Initial incremental capital required to expand the mine and process facilities to a 4,500 metric ton per day capacity is estimated to be $46.2 million for a total initial capital estimate of $372.8 million (including the $326.6 million to reach 3500 tpd) with sustaining capital costs over the mine-life estimated at $148.3 million. Additional initial capital required to expand the mine and process facilities to a 5500 metric ton per day capacity is estimated to be $78.9 million, including the capital required to reach 4,500 metric tons per day, for a total initial capital estimate of $405.5 million (including the $326.6 million to reach 3,500 tpd) with sustaining capital costs over the mine-life estimated at $149.2 million. Economic sensitivities at different metals prices and discount rates were calculated as follows:

	Low Case	Base Case	Upside Case
Silver price ($/oz)	$18.00	$25.00	$35.00
Gold price ($/oz)	$1100.00	$1,300.00	$1,800.00
Lead price ($/lb)	$0.95	$0.95	$0.95
Zinc price ($/lb)	$0.90	$0.90	$0.90
4500 metric ton per day expansion
After-tax NPV0 ($billion)[1]	$2.897	$4.814	$7.597
After-tax NPV5 ($billion)[1]	$1.725	$2.939	$4.702
After-tax NPV7 ($billion)[1]	$1.084	$1.913	$3.116
After-tax IRR	46.8%	.683%	96.0%
Payback (years including 2011 capex)	2.3	1.5	1.0

Years 1-5 average silver production (Moz)	20	20	20
Years 1-5 average total cash cost ($/oz)	$4.59	$4.76	$4.89
Years 1-5 average annual cash flow ($million)	$185	$294	$462

5500 metric ton per day expansion
After-tax NPV0 ($billion)[1]	$2.897	$4.817	$7.604
After-tax NPV5 ($billion)[1]	$1.755	$2.986	$4.774
After-tax NPV7 ($billion)[1]	$1.113	$1.959	$3.185
After-tax IRR	47.3%	68.5%	95.9%
Payback (years including 2011 capex)	2.3	1.5	1.0

Years 1-5 average silver production (Moz)	20	20	20
Years 1-5 average total cash cost ($/oz)	$4.45	$4.62	$4.75
Years 1-5 average annual cash flow ($million)	$190	$304	$468
1NPV0, NPV5 and NPV7 refer to Net Present values at discount rates of 0%, 5%, and 7%, respectively.

The new Escobal PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the new Escobal PEA estimates will be realized. The basis for the economic assessment is the Indicated and Inferred mineral resources as reported herein. There is no prefeasibility or feasibility study for the Escobal project.

May 10, 2012	6

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Mining and Processing

Exploration success since completion of the November 2010 PEA has added significant high quality resources to the Escobal mineral inventory. The additions have prompted the need to evaluate the ability for expansion of the mine and process plant production capacity. The mine design exceeds the 3,500 tpd production capacity contemplated in the November 2010 PEA. Transverse long-hole stoping will replace longitudinal long-hole stoping in areas where the horizontal dimensions across the strike of the vein are greater than 15 metres. This will allow an increase in the number of active producing workplaces in the mine at any given time. Primary development has been increased in the May 7, 2012 PEA compared to the November 29, 2010 PEA. Footwall laterals in waste will be used to access stoping areas in lieu of the individual spiral ramps that were utilized in the earlier study for stope development. Two cases have been analyzed in this study; increasing mine production to 4,500 tonnes per day and capping it at that rate throughout the mine life, or increasing mine production to 4,500 tonnes per day, making major modifications to the process plant and then further increasing mine production to 5,500 tonnes per day for the remainder of the mine life. The mine plan for the two cases only differ in the timing of development and a slightly larger equipment fleet for the 5,500 tonne per day case.

The Escobal mineral deposit will be accessed through two main portals. Primary ramps will access the Central Zone and a third primary ramp will be driven into the East zone from the West Central ramp. The three primary ramps will connect to a system of secondary footwall laterals spaced 25 metres vertically in the Central Zone and spiral access ramps in the East Zone. Stopes will be accessed from the secondary development openings. The primary and secondary development will be excavated at a maximum incline of 15%. The main access ramps are located nominally 75 and 150 metres from the vein and will be driven 5 metres wide by 6 metres high. Internal ventilation raises will be driven between the various ramps, footwall laterals, and accesses. Filtered tails from the process plant will be combined with cement and water to make a structural fill for use underground. Backfill will be required for all stopes for stability reasons and as a preferred place to store tailings. A paste backfill plant located near the East portal will produce backfill for delivery via a system of steel and HDPE pipe into the mine for placement in the mined out stopes. Ore will be hauled from the stopes and ore passes to the process plant by truck and development waste will be placed in mined stopes where possible, or trucked to a surface waste dump facility. The mine plan contemplates a network of infrastructure to dewater the mine, supply electrical power, fresh water for operations and dust control, compressed air and communication systems. Mineral processing will use differential flotation to produce lead and zinc concentrates for sale to third-party smelters. Test work completed to date on the sulfide resources demonstrates recoveries of approximately 87% for silver, 75% for gold, 83% for lead, and 83% for zinc, with the majority of precious metals reporting to the lead concentrate. Escobal production is expected to total 29.8 million metric tons at average grades of 383 g/t silver, 0.38 g/t gold, 0.62% lead, and 1.10% zinc over the 19-year mine life. Average total cash cost is expected to be less than $5 per silver ounce net of by-product credits. A mine wide cut-off value of 150 g/t equivalent silver has been determined as optimal for the operation.

May 10, 2012	7

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Capital Costs

Capital cost estimates for the Escobal project in the May 7, 2012 Escobal PEA include all project costs (except exploration) commencing January 1, 2011. The costs are summarized as follows:

	$ million

	3,500 tpd	4,500 tpd	5,500 tpd
	Initial	Initial	Initial
Underground Development	$32.5	$40.9	$41.1
Mine Equipment & Underground Infrastructure	$48.6	$68.3	$68.6
Process Plant & Tailings Facility	$99.4	$102.8	$120.0
General Site Facilities	$28.8	$28.8	$28.8
Power	$11.8	$19.8	$22.8
Water	$8.3	$8.3	$8.3
Freight/Duties/Utilities/Commissioning	$26.8	$29.0	$33.1
Subtotal	$256.2	$297.9	$322.7
Contingency	$22.1	$24.4	$28.5
Owners Cost & EPCM	$48.3	$50.5	$54.3
Total	$326.6	$372.8	$405.5

Operating Costs

Operating costs per metric ton of ore processed for the Escobal project are estimated in the May 7, 2012 Escobal PEA as follows:

Operating Cost	4,500 metric	5,500 metric
$US/metric ton	ton / day	ton / day
Mining	$29.03	$27.22
Processing	$19.54	$20.16
General and Administration	$6.67	$6.87
Total Operating Costs	$55.24	$54.25
Concentrate Treatment & Freight	$23.96	$23.96
Royalties	$13.02	$13.00
Total Cash Costs	$92.22	$91.21

Project Status and Timeline

Permitting has advanced on schedule. An EIS that addresses the environmental impacts associated with exploitation of the mineral body was approved by MARN on October 21, 2011 by Resolution 3061-2011/DIGARN/ECM/beor. This resolution clears the way for construction of the mine, processing plant, and surface facilities required for exploitation.

Underground development began by excavating the East and West Portals in May of 2011. Decline development followed completion of the portals and is on track to support the company’s goals for exploration and production. Development of the surface facilities including the processing plant began in October 2011 following receipt of the resolution approving the EIS for exploitation. The Company expects to receive the exploitation permit in the first half of 2012. Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014. The Board has approved the Company's plan to continue Escobal project development for the 4,500 tpd case along the guidelines provided for in the 5-year plan outlined in the May 2012 PEA and subject to receipt of the Escobal exploitation permit. Work on the expansion will begin in 2012 with production in excess of 3,500 metric tons per day expected as early as 2015. A decision to expand beyond 4,500 metric tons per day is expected to be considered in concert with exploration results over the next several years.

May 10, 2012	8

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

The company submitted its application to MEM for the exploitation license in November 2011 and expects the license to be granted in the first half of 2012. The exploitation license is required to produce concentrates from the mine. All other permits required for continued exploration, construction and operations are in place.

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including permitting, personnel limitations, financial risks, metals prices, the need to raise capital, resource shortages, geologic risks and lack of revenues. Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2011 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

VI.	SELECTED FINANCIAL INFORMATION

	A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011. The Company has chosen to expense all exploration, evaluation and project development costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, and buildings, and accrued reclamation, all of which are capitalized. These accounting policies have been followed consistently throughout the quarter.

May 10, 2012	9

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

	Quarters ended
	March	December	September	June	March	December	September	June
	31, 2012	31, 2011	30, 2011	30, 2011	31, 2011	31, 2010	30, 2010	30, 2010
Interest income	562	934	972	1,027	1,030	391	314	26
Net income (loss)	(20,976)	(16,949)	(39,106)	(13,338)	227	(201)	(3,386)	(3,807)
Net loss per common share (basic /diluted)	(0.15)	(0.12)	(0.27)	(0.09)	0.00	0.00	(0.03)	(0.13)
Total assets	903,572	922,005	932,784	967,778	977,034	958,120	617,245	618,168
Total shareholders’ equity	893,201	911,654	924,208	960,861	970,567	955,059	614,903	616,045

Since the completion of the Company’s IPO and acquisition of the Escobal project in June 2010, the Company has expanded Escobal project site activities and incurred significant operational and exploration expenses. Prior to January 1, 2011 variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, such as stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollars denominated cash balances, and exploration drill programs.

C.	Summary of Operating Results

Selected consolidated financial information from continuing operations for the three months ended March 31, 2012 and 2011 follows (expressed in thousands of United States dollars, except per share information):

	Quarters ended
	March 31,	March 31,
	2012	2011
Share-based compensation	$3,003	$3,259
Corporate Overheads	1,448	1,318
Office, regulatory and general	1,051	861
Escobal project expenses (excluding non-cash)	15,947	3,813
Depreciation	1,318	16
Exploration expenses	2,819	1,318
	$25,586	$10,585
Foreign exchange (gain) loss	(4,026)	(9,782)
Interest income	(562)	(1,030)
Other income and Expense	(22)	-
Loss (gain) for the period	$20,976	$(227)
Loss per share – basic	$(0.15)	$(0.00)
Loss per share – diluted	$(0.15)	$(0.00)
Total assets	$903,572	$977,034
Long-term liabilities	$2,135	$549

May 10, 2012	10

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

D.	Results of Operations

Due to the relatively recent commencement of development activities at the Escobal project, the consummation of the Company’s IPO in June 2010 and subsequent equity financing in December 2010, comparisons between the interim periods may not be meaningful. The following results of operations provide information on expenses incurred in the quarters ended March 31, 2012 and 2011.

Exploration expense for the first quarter of 2012 was $2,819. Exploration activities during the quarter consisted of 20 exploration holes for 11,909 metres drilled at Escobal. On a regional basis, drilling continued at the Varejones project 20 kilometres east of Escobal, totaling 12 holes for 3,663 metres.

Exploration expense for the first quarter of 2011 was $1,318 and consisted primarily of exploration drilling at the Escobal project designed to upgrade the established Mineral Resource.

During the first quarter of 2012 and 2011, the Company incurred Escobal project expenses of $17,941 and $4,745, respectively. Variations between the first quarter of 2012 and 2011 in general site and mine infrastructure can be attributed to a change in site activities. These activities include earthwork, concrete placement, the development of the mill and facilities, and underground advancement of 730 metres, all of which commenced after the first quarter of 2011. Cash and non-cash expenses are:

Cash expenses	2012	2011
General site infrastructure	$6,304	$1,073
Mine infrastructure	5,834	615
Engineering and design studies	566	484
Other direct costs	1,545	1,313
Salaries, wages and benefits	1,698	328
Total cash	$15,947	$3,813

Non-cash expenses
Share-based compensation	676	916
Depreciation	1,318	16
Total project expenses	$17,941	$4,745

Additionally, during the first quarter of 2012 and 2011, corporate administration expenses were $4,826 and $4,522, respectively. These include non-cash compensation expense of $2,327 in 2012 and $2,343 in 2011. Cash expenses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

Interest income earned by the Company on its cash balances for the first quarter of 2012 was $562 and $1,030 for the first quarter of 2011.

Foreign exchange gains of $4,026 and $9,782 resulted from the appreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of the first quarter of 2012 and 2011, respectively. The Company’s expenditures were consistent with those described under Use of Proceeds in the Company’s long-form prospectus dated May 27, 2010 and the Company’s short form prospectus dated December 17, 2010, which are available at www.sedar.com under Tahoe Resources Inc.

May 10, 2012	11

Management’s Discussion and Analysis for Quarter Ended March 31, 2012

E.	Cash Flow

Operating activities reported a net cash outflow of $23.8 million in the first quarter of 2012 compared to $9.5 million in the same quarter of 2011. The increase in cash outflow from operations resulted from underground development, evaluation and surface development expenses in 2012.

First quarter investing activities in 2012 amounted to $11.8 million in capitalized property, plant and equipment, which compares to $146.2 million in the first quarter of 2011 primarily from the purchase of $144.7 million of short term investments.

Financing activities in the first quarter of 2012 generated a net $0.2 million, whereas financing activities in the same period of 2011 generated a net $12.5 million. Cash generated from financing activities in both 2012 and 2011 quarters resulted from the exercise of underwriter warrants and employee stock options.

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at March 31, 2012 was $318.5 million.

The Company had working capital of $311.0 million and long-term liabilities of $2.1 million consisting primarily of accrued reclamation.

Estimated capital expenditures in 2012 total $215 million and consist primarily of budgeted project construction. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and startup of commercial production expected in early 2014.

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deposits that are redeemable on demand. At March 31, 2012, the Company’s cash and cash equivalent holdings consisted of CAN$148,122 ($148,256 US dollar equivalent), US$169,723 and other currencies ($477 US dollar equivalent). For the quarter ended March 31, 2012 the Company recognized a foreign exchange gain of $4,026.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

H.	Share Capital and Financings

As at March 31, 2012, the Company had 143,515,520 issued and outstanding common shares. Since its inception on November 10, 2009 to the date of this MD&A, the Company has issued shares as follows:

	Description of Issuance	Number of
		Shares
November 2009	Issued on incorporation	1
March 2010	Issued on conversion of director loans	2,350,000
April 2010	Issued to directors for cash	750,000
June 2010	Share issued in Initial Public Offering	58,000,000
	Over-allotment option exercise	5,800,000
	Shares issued to Vendors in acquisition of Escobal Project	43,686,667
	Additional shares issued to Vendors in acquisition of Escobal Project, after giving effect to over-allotment option	4,079,333
	Issued to advisor on Escobal Project acquisition	364,304
	Issued under restricted share awards to directors	60,000
	Issued under restricted share awards to consultant as
	compensation for services	60,000
September 2010	Underwriter warrants exercised at CAN$6.00 per share	200,700
November 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
December 2010	Underwriter warrants exercised at CAN$6.00 per share	280,720
	Shares issued in prospectus offering (including exercise in full of the over-allotment option )	24,959,692
December 2010	Options exercised at CAN$6.40 per share	2,500
January 2011	Underwriter warrants exercised at CAN$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAN$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAN$6.00 per share	1,456,235
May 2011	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2011	Shares issued under Restricted Share Awards (RSAs) to compensation plan	42,000
November 2011	Underwriter warrants exercised at CAN$6.00 per share	52,635
November 2011	Options exercised at CAN$6.40 per share	50,000
December 2011	Options exercised at CAN$6.40 per share	240,000
February 2012	Options exercised at CAN$6.40 per share	36,463
March 2012	Shares issued under Deferred Share Awards (DSAs)	52,000
	Balance Outstanding	143,515,520

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

On January 9, 2012, the Company granted stock options to an employee for the acquisition of up to 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stock options to employees for the acquisition of up to 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

On March 3, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees.

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at March 31, 2012.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

Fiscal 2012	$513
Fiscal 2013	396
Fiscal 2014	198
Fiscal 2015	117
Total lease commitments	$1,224

As at March 31, 2012, the Company has signed purchase orders to purchase equipment as follows:

Power line construction	$743
Plant Construction and equipment	43,244
Underground and Surface equipment	14,740
Portals construction Materials & supplies	3,946
Services and others	557
$63,230

The Company currently has no other off-balance sheet arrangements.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

K.	Reclamation and Closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. As at March 31, 2012 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $1,305. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 19 years. Reclamation liability as at March 31, 2011 was negligible as there had been no significant disturbance at the Escobal mine site at that time.

L.	Outstanding Share Data

As at March 31, 2012, the Company had the following common shares, stock options, and warrants outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activities	112,050,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	3,276,523
Shares issued under RSA compensation plan	129,000
Stock options (vested and unvested) outstanding	2,712,037
DSAs outstanding	1,592,000
Underwriter warrants outstanding	561,440
Fully Diluted shares outstanding	148,380,997

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. (See paragraph below.)

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

N.	Related Party Transactions

On February 11, 2010, the sole director of the Company loaned the Company CAN$1.9 million in two tranches, the first in an amount of CAN$0.4 million and the second in an amount of CAN$1.5 million. The loans were non-interest bearing, repayable on demand and convertible, at the director’s election, into common shares of the Company on the basis of 1,600,000 shares at CAN$0.25 per share and 750,000 shares at CAN$2.00 per share, respectively.

On March 30, 2010, the loans were converted into 2,350,000 common shares.

On April 29, 2010, the Company issued 750,000 common shares in order to raise $1.5 million. These common shares were issued to subsequently appointed directors of the Company at $2.00 per share.

Goldcorp holds an interest in the Company’s publicly traded shares, giving it significant influence. In 2010 transactions with Goldcorp consisted of the purchase of the Escobal project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December 2010 financing.

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

	A.	Management’s Report on Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Tahoe’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at March 31, 2012, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms.

	B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the end of the period covered by this report.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

C.	Changes in Internal Controls

There were no material changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2012 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this MD&A may include, but is not limited to: information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drilling of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project (including the purchase of additional land) and to expand its resource base; statements relating to feasibility level metallurgical test work being done in connection with a feasibility study and economic assessment; statements relating to changes in Guatemalan mining regulations; costs and timing of development of the Escobal project; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation; results of future exploration and drilling; metals prices; and adequacy of financial resources.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal project cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2010 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

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Management’s Discussion and Analysis for Quarter Ended March 31, 2012

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

May 10, 2012	19